

January 22, 2021

Phil Ray
President, Chief Executive Officer
Centennial Growth Equities, Inc.
9221 East Baseline Road Suite109-435
Mesa, Arizona 85209

> **Re: Centennial Growth Equities, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed December 28, 2020**
> **File No. 000-56234**

Dear Mr. Ray:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing